CenturyTel, Inc.
100 CenturyTel Drive
Monroe, LA  71203

June 8, 2009

United States Securities and Exchange Commission	FILED VIA EDGAR
100 F Street, N.E.
Washington, D.C. 20549

ATTENTION:	Mr. Larry Spirgel
Assistant Director

RE:	CenturyTel, Inc.
Form 10-K for the year ended December 31, 2008

Dear Mr. Spirgel:

By letter dated May 27, 2009, the Staff provided to CenturyTel, Inc. certain comments with respect to its review of our Form 10-K for the year ended December 31, 2008.  Our responses to the Staff’s letter are contained herein.  In responding to each comment, we have reproduced below the full text of the Staff’s comment, which is followed by our response.

Form 10-K for the year ended December 31, 2008
Financial Statements
(3) Goodwill and Other Assets, page 92

Comment 1.  We noted that goodwill accounted for 49% of total assets as of December 31, 2008.  We note that revenues, operating income and segment income have declined in recent quarters due to the negative impact of the current economic environment.  As a result of your impairment test of your reporting units as of September 30, 2008, you determined that your goodwill balance was not impaired.  In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy.  This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill.  Specifically, we believe you should provide the following information:

•      Provide a more detailed description of the steps you perform to review goodwill for recoverability.

•      Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

•      Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes

•      Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis.  For example, if you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums.  In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

♦          Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

♦           Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

♦            In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates.  For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flow analysis.

•      Describe changes to the assumptions and methodologies, if any, since your last impairment test.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response:

In future filings that include our critical accounting policies disclosure, we will provide additional disclosure regarding our process for testing for goodwill impairment.  Our proposed disclosure that would be included in future filings is as follows (subject to additional updating to reflect our pending acquisition of Embarq Corporation (“Embarq”) and 2009 impairment testing results):

* * * * * * *

We are subject to testing for impairment of long-lived assets under two accounting standards, Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), and Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”).

SFAS 142 requires goodwill recorded in business combinations to be reviewed for impairment at least annually and requires write-downs only in periods in which the recorded amount of goodwill exceeds the fair value.  As disclosed in the below table, substantially all of our goodwill is associated with our local exchange telephone operations.  For the last several years, we have managed our local exchange telephone operations based on three geographic regions (which we internally refer to as Midwest, Southern and Missouri) and have considered these three operating regions to be our reporting units in testing for goodwill impairment of our telephone operations.  For the last several years, the remainder of our goodwill has been associated with our competitive local exchange carrier (CLEC), fiber transport, security monitoring and other operations of our business, all of which have been treated as separate reporting units in our goodwill impairment testing.

The breakdown of our goodwill balances as of December 31, 2008 by reporting unit is as follows (amounts in thousands):

Telephone operations (Midwest)	$1,141,243
Telephone operations (Southern)	1,604,467
Telephone operations (Missouri)	1,220,175
CLEC operations	29,935
Fiber transport operations	10,607
Security monitoring operations	4,966
All other operations	4,281
Total goodwill	$4,015,674

There have been no significant changes to our reporting units or allocation of goodwill to the respective reporting units in recent years.  We do expect, however, to increase the number of operating regions (and reporting units) in connection with our pending acquisition of Embarq.

We estimate the fair value of our telephone operations reporting units using a multiple of earnings before interest, taxes and depreciation (EBITDA), as described below.  For each telephone reporting unit, we compare its estimated fair value to its carrying value.  If the estimated fair value of the reporting unit is greater than the carrying value, we conclude that no impairment exists.  If the fair value of the reporting unit is less than the carrying value, a second calculation is required in which the implied fair value of goodwill is compared to its carrying value.  If the implied fair value of goodwill is less than its carrying value, goodwill must be written down to its implied fair value.  We completed the required annual test of goodwill impairment (as of September 30, 2008) for our telephone reporting units under SFAS No. 142 and determined that our goodwill was not impaired as of such date.

The multiple of EBITDA we utilize in our goodwill impairment testing for our telephone operations is supported by a sum-of-the-parts independent valuation analysis performed and updated annually by a major investment banking firm on behalf of its clients.  This valuation report includes CenturyTel as well as other peer companies in the rural local exchange carrier industry.  In the most recent analysis performed by this firm, valuations of specific assets were based on a combination of public and private market comparables and EBITDA multiples were generally based on access line trends and the future expectations of those trends. Based on the above, the firm concluded in its independent valuation report that CenturyTel’s local exchange telephone operations were valued based on a multiple of EBITDA of 6.5 times.  Such multiple was used in our goodwill impairment analysis performed as of September 30, 2008.  For the past several years, we have consistently utilized the EBITDA multiples derived from this independent analysis.  The EBITDA multiple derived in the analyst report and utilized in our goodwill impairment testing decreased from 7.0 in 2007 to 6.5 in 2008, in large part we believe due to the continued erosion of our access lines.

We estimate the fair value of our other reporting units using various methods, including multiples of EBITDA (as described above), multiples of revenues and discounted cash flow analysis.  The primary assumptions used in the discounted cash flow analysis include projections of our expected cash flows (based on projected revenues, operating costs and capital expenditures) which are discounted based on a weighted average cost of capital which reflects the overall level of inherent risk involved in our operations and cash flows.  We completed the required annual test of goodwill impairment (as of September 30, 2008) for our other reporting units and determined that our goodwill was not impaired as of such date.

* * * * * * *

Comment 2.  We note on page 64 that you concluded that you did not have a triggering event that would require you to perform an interim evaluation of your goodwill for potential impairment.  You relied upon a review of the specific factors of SFAS 142 and a determination that you had a market capitalization in excess of your stockholders’ equity after assuming a 35% control premium.  However, we note that you have had a continuing loss of access lines, have been impacted by the decline in the economy and the stock market.  It appears there has been a significant adverse change in business climate, which is a specific factor identified in SFAS No. 142 that would necessitate an interim impairment test.  Given these circumstances, it appears more likely that not that the fair value of your reporting units are below carrying value.  Please explain to us in detail why you are not performing an interim period goodwill impairment test in accordance with paragraph 28 of SFAS No. 142.

Response:   Paragraph 28 of SFAS No. 142 stipulates that goodwill shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value (including such things as a significant change in legal factors or in the business climate, adverse actions by regulators, unanticipated competition, loss of key personnel, the expectation that a reporting unit will be sold, and the impairment of other long-lived assets).

From the time of our annual goodwill impairment test (September 30, 2008) through year end 2008, our stock price decreased over 25%, which caused our market capitalization at December 31, 2008 ($2.741 billion) to fall below our consolidated equity ($3.163 billion).  As a result of such events, in early 2009 we reviewed in detail the specific factors outlined in paragraph 28 of SFAS No. 142 to determine if a triggering event had occurred that would necessitate an interim evaluation of goodwill impairment.  Based on the factors discussed below, we concluded in early 2009 that there was no triggering event that would require an interim evaluation of goodwill impairment.

We believe the significant decline in our stock price and market capitalization during the fourth quarter of 2008 was primarily attributable to the unprecedented declines in the overall stock markets caused primarily due to the disruptions in other major industries (specifically the financial services and automobile industries) rather than events specific to our company or industry.  To support this, we plotted our stock price trend for the period from September 30, 2008 to December 31, 2008 against the stock prices of our closest industry peers along with the trend of the Dow Jones Industrial Average, and concluded that generally our stock price moved in tandem with these other comparables.

We believe operating cash flow (and similar metrics) is the primary measure of valuation in our industry. While our access line loss rate has increased in recent years (and we expect to continue to experience access line losses in the future), we have maintained a stable level of operating cash flow (which is a non-GAAP term that we define as operating income plus depreciation and amortization) during the past three years, as depicted in the table below (amounts in thousands):

	2008	2007*	2006
Operating income	$721,352	793,078	665,538
Add: Depreciation and amortization	$523,786	536,255	523,506
Operating cash flow	$1,245,138	1,329,333	1,189,044
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*  2007 includes $49 million of operating income from the settlement of a dispute with a carrier and $42.2 million of operating income associated with the settlement of prior year revenue arrangements, both of which are non-recurring in nature.  Exclusive of these one-time favorable adjustments, operating cash flow for 2007 was $1.238 billion.

Our projections for operating cash flow for 2009 (excluding the effects of our pending acquisition of Embarq) are not materially different than the above amounts for prior years.  The operating cash flow of the individual reporting units also continues to be consistent with their recent performance and is consistent with the overall performance of the business.  Due to our continued ability to generate consistent operating cash flows despite the continued pressure from access line losses and declines in minutes of use, we concluded that there was not a significant adverse change in our business climate that would require an interim evaluation of goodwill impairment.  We also analyzed the other factors mentioned in paragraph 28 of SFAS No. 142 and concluded that none of those other factors were triggered to cause an interim evaluation of goodwill impairment during the fourth quarter of 2008 (nor were any of those factors triggered in the first quarter of 2009).

In determining the appropriateness of the 35% control premium that was applied to our market capitalization at December 31, 2008, we reviewed other recent control premiums in our industry; such control premiums ranged from 17% to 46%.  The most recent control premium available in our industry related to CenturyTel’s pending acquisition of Embarq, which, based on Embarq’s stock price at the announcement date, represented a 36% premium to Embarq shareholders.  Based on the most recent control premiums in our industry, we concluded it was reasonable to apply a 35% control premium to our stock price as of December 31, 2008 to estimate a current market capitalization value.  After application of a 35% control premium, our market capitalization was approximately 17% higher than our year-end consolidated equity.  We also performed a sensitivity analysis which indicated the application of a control premium of 15% (which is below the low end of the range of control premiums in recent transactions) to our December 31, 2008 market capitalization would yield an amount equal to our stockholders’ equity balance as of such date.

We also believe our stock price was negatively and temporarily impacted to some extent during the fourth quarter of 2008 due to the potential transaction risk associated with our pending acquisition of Embarq announced in late October 2008 due to uncertainties that then existed concerning, among other things, the approval of the merger and the risk of third-party interference.  While not considered in the analysis that was performed as discussed above, we believe these short-term concerns artificially depressed our market capitalization in the short-term.

Based on the above analysis and consideration of all the factors mentioned in paragraph 28 of SFAS No. 142, we concluded that there was no triggering event that would require us to perform an interim goodwill impairment analysis.

* * * * * * * * *

In addition, in connection with our response to your comment letter, we acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in our filings; (ii) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filings and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or need additional information, please do not hesitate to call me at (318) 388-9819.

Sincerely,

/s/ Neil A. Sweasy
Neil A. Sweasy
Vice President and Controller

Cc:	Joseph Kempf, Senior Staff Accountant
Robert Littlepage, Accounting Branch Chief